May 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Re:	Senseonics Holdings, Inc.
Registration Statement on Form S-3
Filed April 30, 2020
File No. 333-237937

Acceleration Request
	Requested Date:	Monday, May 11, 2020
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-237937) (the “Registration Statement”) to become effective on May 11, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, Alex Elmore of Cooley LLP at (703) 456-8724.

[Signature page follows]

Very truly yours,

Senseonics Holdings, Inc.

		By:	/s/ Nick Tressler
Nick Tressler
Chief Financial Officer

cc:	Darren DeStefano, Cooley LLP
Mark Ballantyne, Cooley LLP
William DuVal, Cooley LLP